UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

HISTOGENICS CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

43358V 109

(CUSIP Number)

Cora Binchy

Stonehage Trust Holdings (Jersey) Limited

No. 2, The Forum, Grenville Street, St. Helier

Jersey JE1 4HH, Channel Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Albert Vanderlaan

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive, Suite 900

Boston, Massachusetts 02210

(617) 648-9100

December 8, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D

CUSIP NO. 43358V 109

1	Names of Reporting Persons: Wilmslow Estates Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by each Reporting Person with:	7	Sole Voting Power 1,917,107
	8	Shared Voting Power
	9	Sole Dispositive Power 1,917,107
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned By Each Reporting Person 1,917,107
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.0%
14	Type of Reporting Person: OO

Item 1.	Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Histogenics Corporation, a Delaware corporation (the “Company”), whose principal executive offices are located at 830 Winter Street, 3rd Floor, Waltham, Massachusetts 02451.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of Wilmslow Estates Limited, a company incorporated and existing under the laws of the British Virgin Islands (“Wilmslow” or the “Reporting Person”). Wilmslow has sole voting and investment power over the shares of capital stock reported pursuant to this Schedule 13D.

(b) The address of the principal business office of Wilmslow is GTS Corporate Services Limited, GTS Chambers PO Box 3471, Road Town, Tortola, British Virgin Islands.

(c) The principal business occupation of Wilmslow is to make venture capital investments in private and public companies.

(d)-(e) During the past five years, the Reporting Person has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or a finding of any violation with respect to such laws.

(f) Wilmslow is a company organized under the laws of the British Virgin Islands.

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with the Company’s initial public offering of Common Stock, which closed on December 8, 2014 (the “Offering”), 630,309 shares of Series A Convertible Preferred Stock of the Company and 465,844 shares of Series A-1 Convertible Preferred Stock of the Company, previously acquired by Wilmslow from the Company, were automatically converted into Common Stock on a one-for-one basis.

In addition, in connection with the Offering, a warrant to purchase 11,502 shares of Common Stock held by Wilmslow was automatically exercised on a cashless basis. Wilmslow paid the exercise price of the warrant on a cashless basis, resulting in the Company withholding 792 shares of Common Stock to pay the exercise price and issuing Wilmslow the remaining 10,710 shares of Common Stock.

In addition, Wilmslow purchased 394,918 shares of Common Stock at the initial public offering price of $11.00 per share in the Offering, or $4,344,098 in the aggregate. Wilmslow also holds 289,244 shares of Common Stock, which were acquired prior to the Offering.

Also in connection with the Offering, Wilmslow transferred 17,383 shares of Common Stock to a strategic partner of the Company to satisfy Wilmslow’s contractual obligations under certain agreements between the Company, Wilmslow, certain of the Company’s other stockholders, and such strategic partner.

Immediately prior to the Offering, Wilmslow received paid-in-kind cumulative dividends on its shares of the Company’s Series A Convertible Preferred Stock and Series A-1 Convertible Preferred Stock, in amount equal to approximately $1,578,145 and which shares converted into 143,465 shares of Common Stock in connection with the Offering.

The source of the funds for all purchases and acquisitions by the Reporting Person was from working capital.

The Reporting Person is capitalized in part with loans from the Reporting Person’s shareholders. The capital received from such loans may be used by the Reporting Person at the discretion of its corporate directors, and is not for the purpose of completing or conditioned upon consummating any specific investment, including an investment in the Company’s securities.

Item 4.	Purpose of Transaction.

The Reporting Person holds the shares of the Company discussed herein for investment purposes. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire shares of Common Stock or other capital stock of the Company and/or dispose of its shares of Common Stock of the Company. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Company’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments.

Except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of or material amount of assets of the Company or any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover page of this Schedule 13D and the information set forth in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b) As of December 18, 2014, the Reporting Person beneficially owned 1,917,107 shares of Common Stock, which represents 15.0% of the outstanding shares of Common Stock of the Company. This percentage is based upon 12,756,805 shares of Common Stock outstanding immediately after the Offering, as indicated on the Company’s final prospectus for the Offering filed on December 3, 2014. The Reporting Person has sole voting and dispositive power with respect to all of the shares of Common Stock that the Reporting Person beneficially owns.

(c) Except as otherwise described in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock or other equity securities of the Company during the last 60 days.

(d) and (e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Offering, the Reporting Person entered into a lock-up agreement (the “Lock-Up Agreement”) with the underwriters in the Offering and agreed not to sell or transfer any shares of Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with shares of Common Stock of the Company, for 180 days after the date of the Offering without first obtaining the written consent of Cowen and Company, LLC, as representative of the underwriters. The form of lock-up agreement is attached as Exhibit 99.1 and is hereby incorporated by reference into this Item 6.

The Reporting Person is a party to that certain Second Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”) by and among the Company and certain other stockholders of the Company, dated as of December 18, 2013. Wilmslow has certain registration rights with respect to its holdings of the Company’s Common Stock under this agreement. The Investors’ Rights Agreement is attached as Exhibit 99.2 and is hereby incorporated by reference into this Item 6.

The Reporting Person is party to an agreement with Professor Avner Yayon, pursuant to which the Reporting Person is obligated to transfer to Professor Yayon a number of shares equal to 1.5% of the Company’s issued and outstanding capital stock from the Reporting Person’s holdings upon the expiration of the contractual lock-up period provided for under the Lock-Up Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Form of Lock-Up Agreement among the Company, the Underwriters and certain stockholders of the Company (incorporated by reference to Exhibit A to Exhibit 1.1 to the Company’s Amendment No. 1 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on November 7, 2014 (SEC Reg. No. 333-199202)).

99.2	Second Amended and Restated Investors’ Rights Agreement dated as of December 18, 2013 among the Company and the Investors party thereto (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on October 7, 2014 (SEC Reg. No. 333-199202)).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 18, 2014

WILMSLOW ESTATES LIMITED

By: Chaumont (Directors) Limited, the corporate director of the Reporting Person

By:	/s/ Cora Binchy /s/ Ian Ferguson
Name: Cora Binchy and Ian Ferguson
Title: Directors

SCHEDULE 13D

Exhibit Index

Exhibit No.	Description	Method of Filing
99.1	Form of Lock-Up Agreement among the Company, the Underwriters and certain stockholders of the Company

Incorporated by reference to Exhibit A to Exhibit 1.1 to the Company’s Amendment No. 1 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on November 7, 2014

(SEC Reg. No. 333-199202)

99.2	Second Amended and Restated Investors’ Rights Agreement dated as of December 18, 2013 among the Company and the investors party thereto	Incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on October 7, 2014 (SEC Reg. No. 333-199202)